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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35714

RECEIVED MAR - 2 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVIS CAPITAL RESOURCES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 Peachtree Road, Suite 1800
(No. and Street)

Atlanta | Georgia | 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Davis III (404) 239-6278
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Westbrook, McGrath, Bridges, Orth & Bray
(Name — *if individual, state last, first, middle name*)

2750 Premiere Parkway, Suite 800 Duluth Georgia 30097
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Davis III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Capital Resources, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS CAPITAL RESOURCES, INC.

Financial Statements and
Supplemental Information
December 31, 2003

DAVIS CAPITAL RESOURCES, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIERE PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
Davis Capital Resources, Inc.

We have audited the accompanying balance sheet of Davis Capital Resources, Inc. as of December 31, 2003, and the related statement of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davis Capital Resources, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Westbrook, McGrath, Bridges, Orth & Bray

February 20, 2004

DAVIS CAPITAL RESOURCES, INC.

Balance Sheet
December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$	9,390
Advances		1,959
Total current assets		11,349
FIXED ASSETS, less accumulated depreciation of $5,751		287
DEPOSITS		3,608
	$	15,244

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES - accrued expenses	2,616
STOCKHOLDER'S EQUITY:	
Common stock, $.10 par value, 1,000 shares authorized, 500 shares issued and outstanding	50
Paid-in capital in excess of par	104,550
Accumulated deficit	(91,972)
	12,628
	15,244

The accompanying notes are an integral part of these financial statements.

DAVIS CAPITAL RESOURCES, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the year ended December 31, 2003

REVENUE		
Commissions and fees	$	45,000
Other Income		1,404
Interest		14
		46,418
EXPENSES		
Salaries & wages		13,000
Payroll Taxes		995
Professional fees		7,250
Bank Fees		45
Bad debts		23,750
Auto expense		4,383
Meals & entertainment		1,975
Telephone		1,461
Office supplies & expenses		320
Licenses & fees		1,020
Insurance		17,285
Taxes		60
Rent & administration		11,375
Depreciation		361
Travel		1,477
Postage		108
	$	84,865
NET INCOME (LOSS)		(38,447)
ACCUMULATED DEFICIT, beginning of year		(53,525)
ACCUMULATED DEFICIT, end of year	$	(91,972)

The accompanying notes are an integral part of these financial statements.

DAVIS CAPITAL RESOURCES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings (Deficit)
Balance, January 1, 2003	500	$50	$98,050	($53,525)
Additional paid in Capital			6,500	
Net Loss				(38,447)
Balance, December 31, 2003	500	$50	$104,550	($91,972)

The accompanying notes are an integral part of these financial statements.

DAVIS CAPITAL RESOURCES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Loss)	$	(38,447)
Non cash items included in net income		
Depreciation		361
Changes in:		
Accounts receivable		32,000
Accrued expenses		2,616
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(3,470)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additional Paid-in capital in excess of par		6,500
NET CASH USED BY INVESTING ACTIVITIES		6,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,030
CASH AND CASH EQUIVALENTS, beginning of year		6,360
CASH AND CASH EQUIVALENTS, end of year	$	9,390

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on mergers and acquisitions and private placement of equity capital. The Company provides services to a limited number of clients during a normal fiscal year. The Company's operations are primarily in the United States.

Revenue Recognition - Revenue related to the sale of mutual funds will be recorded at the date of sale. Revenue related to commissions earned regarding the arranging of private placement of securities by issuers will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets - Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholder in his individual income tax return.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PENSION PLAN:

The Company has a Simplified Employee Pension Plan (SEP). Contributions to the plan are determined annually and are made at the discretion of the Board of Directors. The Company did not make a contribution to the plan for 2003.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had adjusted net capital of $6,711 which was $1,711 in excess of its required net capital of $5,000.

NOTE 4 – LEASES:

The Company leases office space pursuant to an operating lease that is month to month. Rent expense of $11,375 is included in rent and administration expense in the accompanying statement of operations.

NOTE 5 – STOCKHOLDER'S EQUITY:

During 2003 the Company's stockholder contributed $6,500 to the Company's capital. The contribution to capital is reflected as an increase in paid-in capital in excess of par as follows:

Paid-in capital in excess of par at January 1, 2003	$98,050
Contribution to capital during 2003	6,500
Paid-in capital in excess of par at December 31, 2003	$104,550

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIERE PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Davis Capital Resources, Inc.

Our report on our audit of the basic financial statements of Davis Capital Resources, Inc. for 2003 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Bridges, Orth & Bray

February 20, 2004

DAVIS CAPITAL RESOURCES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2003

Computation of Net Capital

Total ownership equity from balance sheet	$	12,628
Deduct:		
Total nonallowable assets from balance sheet		5,854
2% haircut on money market fund in the amount of $3,131		63
Total nonallowable assets		5,917
Net capital		6,711
Minimum net capital requires		5,000
Excess net capital	$	1,711

See Independent Auditors' Report on Supplemental Information

DAVIS CAPITAL RESOURCES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2003

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$9,390			$9,390
Advances				$0
Accounts Receivable, less allowance for bad debts	$55,750		$55,750 (2) & (4)	$0
Fixed assets, less accumulated depreciation	1,029		$742 (1)	287
Other assets	5,567			5,567
	$71,736	$0	$56,492	$15,244
LIABILITIES				
Accounts payable	$0		$2,616 (3)	$2,616
Other Liabilities	$0			$0
	$0	$0	$2,616	$2,616
STOCKHOLDER'S EQUITY				
Common stock	50			50
Additional paid-in capital	104,550			104,550
Accumulated deficit	(32,864)	$59,108 (1), (2) & (4)		(91,972)
	71,736			12,628
	$71,736	$59,108	$0	$15,244
INCOME AND (EXPENSES)				
Revenue	$46,418			$46,418
Salaries	($13,000)			(13,000)
Other Compensation				0
Regulatory fees	(1,020)			(1,020)
Other expenses	(44,118)	26,726 (1),(2),(3) & (4)		(70,844)
	($11,720)	$26,726	$0	($38,446)

(1) Adjustments to properly record depreciation in 2003.
(2) Adjustment to properly record allowance for bad debts in 2002.
(3) Adjustment to properly record health insurance paid in 2004 for 2003
(4) Adjustment to properly record allowance for bad debts in 2003.

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIERE PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Davis Capital Resources, Inc.

In planning and performing our audit of the financial statements of Davis Capital Resources, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Davis Capital Resources, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

February 20, 2004